Mail Stop 6010

November 29, 2007

Joseph P. Mackin
Chief Executive Officer
Technest Holdings, Inc.
10411 Motor City Drive, Suite 650
Bethesda, Maryland 20817

>           Re:     **Technest Holdings, Inc.**
>                   **Revised Preliminary Information Statement**
>                   **Filed November 21, 2007**
>                   **File No. 0-27023**

Dear Dr. Mackin:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Sale, page 15

1.      Please refer to prior comment 6. Please disclose the fair market value of the shares issued at the date of the acquisition from Markland.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.


Sincerely,


Peggy Fisher
Assistant Director